United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: April 29, 2022		Head of Investor Relations

MINUTES OF THE ANNUAL MEETING AND EXTRAORDINARY MEETING OF VALE S.A. SHAREHOLDERS HELD CONTIGUOUSLY ON THE TWENTY-NINTH OF APRIL, TWO THOUSAND TWENTY-TWO.

PUBLICLY HELD COMPANY
National Corporate Taxpayer Number (*Cadastro Nacional de Pessoas Jurídicas* – CNPJ) No. 33.592.510/0001-54
Company Registration Identification Number (*Número de Identificação do Registro de Empresas* – NIRE) 33.300.019.766

1 - PLACE, DATE AND TIME:

Pursuant to Article 4, paragraph 3, of Brazilian Securities Commission *Comissão de Valores Mobiliários* – CVM) Instruction 622/2020, the Annual Shareholders' Meeting and Extraordinary Shareholders' Meeting ("Meetings") were held contiguously and exclusively online via Zoom on April 29, 2022 at 10:00 and were considered to have been held at Vale S.A.'s headquarters ("Vale" or "Company").

2- BOARD:

Chairman: Mr. Luiz Antonio de Sampaio Campos, appointed pursuant to article 9, paragraph 1 of the Bylaws.
Secretary: Ms. Maria Isabel dos Santos Vieira.

3 - ATTENDANCE AND QUORUM:

At the Annual Shareholders' Meeting, shareholders representing 77,01% of Company's capital stock, and at the Extraordinary Shareholders' Meeting, shareholders representing 85,10% of Company's capital stock, according to (i) the analytical maps prepared by the bookkeeper and Company itself as established in Article 21-W, items I and II of CVM Instruction 481/2009, and subsequent amendments thereto ("CVM Instruction 481"), consisting of shareholders who exercised their right to participate through absentee vote, and (ii) the list of shareholders who exercised their right to participate via Zoom; thus verifying the existence of a quorum to open the meetings.

The following individuals were also in attendance via Zoom pursuant to Article 21-C, paragraph 5 CVM Instruction 481: Mrs. Gustavo Pimenta, Vale's Chief Financial Officer and Chief Investor Relations Officer, Alexandre D'Ambrosio, Vale's Chief Legal Officer,

Patrício Marques Roche, representative of PricewaterhouseCoopers Independent Auditors (PWC), pursuant to Law 6404/76, article 134, paragraph 1, and Marcelo Amaral Moraes, chairman of the Fiscal Council, pursuant to Law 6404/76, article 164, Manoel Lino Silva de Sousa Oliveira, head of the Audit Committee, e Rubens Lopes da Silva, representative of Macso Legate Independent Auditors, a specialized company that appraised the valuation of the incorporated companies, and Fabricio Stallone, representative of EY Independent Auditors ("EY"), who Company retained to draft a limited audit report covering the receipt, registering and counting of votes for election of members to Company's Board of Directors and of the chairman and vice-chairman of the Fiscal Council.

4 – DIGITAL PLATFORM REQUIREMENTS:

The Zoom platform meets the requirements set forth in Article 21-C, paragraph 1 of CVM Instruction 481. Prior to start, the Board informed to the shareholders the required procedures to exercise their rights to participate, make statements and vote via the platform during the Meetings.

Shareholders who took part in the Meetings via Zoom authorized the Company to use any information contained in the recording of the meetings for due legal purposes.

5 – CALL NOTICE:

The Meetings were regularly summoned through the publication of the Call Notice on March 12, 13, 14 (sole edition), 15 and 16 in the newspaper Valor Econômico (Rio de Janeiro), pages E3, C5 and E6, respectively, as well as simultaneously disclosed on its website with the following Agenda:

1. Annual Shareholders' Meeting

1.1 Assessment of the management's report and accounts; examination, discussion and voting on the financial statements for the fiscal year ended on December 31, 2021;
1.2 Proposal for the allocation of results of the fiscal year of 2021;
1.3 Individual election of the 12 members of the Board of Directors, elected via the multiple vote process at the meetings held on 4/30/2021 and ended on 5/3/2021;
1.4 Election of the Chairman of the Board of Directors;
1.5 Election of the Vice-Chairman of the Board of Directors;
1.6 Election of the members of the Fiscal Council;

1.7 Determination of the annual global remuneration of the officers and members of the Fiscal Council for 2022; and

1.8 Ratification of the annual remuneration paid to the officers and members of the Fiscal Council for the fiscal year of 2021.

2. Extraordinary Shareholders' Meeting

2.1 Amendment of Article 5, *caput*, of Vale's Bylaws due to the cancellation of ordinary shares issued by Vale as approved by the Board of Directors on 9/16/2021 and 2/24/2022, and amendment of Article 14, item XVIII, to reflect the new denomination of the Office of the *Compliance* Office;

2.2 Pursuant to Articles 224 and 225 of Law No. 6404/76, approve the Filing and Justification of the Merger of New Steel Global S.À.R.L. (NSG), a wholly-owned subsidiary of Vale, New Steel S.A. (New Steel) and Centro Tecnológico de Soluções Sustentáveis S.A. (CTSS), wholly-owned subsidiaries of NSG, into Vale ("Merger Filing") following the aforementioned sequence, considering the mergers interdependently, that is the approval of each separate merger is conditioned on the approval of all other mergers;

2.3 Ratify the appointment of Macso Legate Independent Auditors ("Macso"), a specialized company hired to appraise NSG, New Steel and CTSS;

2.4 Approve the appraisal reports for NSG, New Steel and CTSS prepared by Macso;

2.5 Conditioned upon approval of items 2.6 and 2.7 below, approve the merger of NSG into Vale, with no increase in Vale's capital or issuance of new shares, pursuant to Article 227 of Law No. 6404/76, and the Merger Filing, with New Steel, thus becoming a direct subsidiary of Vale;

2.6 Subsequently and conditioned upon approval of items 2.5 and 2.7, approve the merger of New Steel into Vale, with no increase in Vale's capital or issuance of new shares, pursuant to Article 227 of Law No. 6404/76, and the Merger Filing, with CTSS thus becoming a direct subsidiary of Vale;

2.7 Finally and immediately thereafter, conditioned upon approval of items 2.5 and 2.6 above, approve the merger of CTSS into Vale, with no increase in Vale's capital or issuance of new shares, pursuant to Article 227 of Law No. 6404/76 and the Merger Filing.

All documents required under Law No. 6404/76 and by the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários* – CVM) applicable to the matters on the Agenda were made available to the Company's shareholders, on the Company's investor relations website and through the CVM's System for Sending Periodic and Occasional Information (*Sistema de Envio de Informações Periódicas e Eventuais* – IPE) upon publication of the Call Notice

6 - READING OF DOCUMENTS:

In compliance with Article 21-W of CVM Instruction 481, the consolidated synthetic voting chart was released on 4/28/2022, and the results of each resolution were projected to the Shareholders. In addition, for the purpose of transparency and with the authorization of the representative of the American Depositary Receipts backed by shares issued by the Company ("ADRs"), the Board also projected a map containing the indication of both the votes sent through distance ballot as well as the total votes transmitted to the Company by the depository institution of the ADRs ("Depositary of the ADRs").

The following documents concerning the subjects to be discussed at the Meetings were made available, namely: **(i)** the publications of the Call Notice; **(ii)** Management's Report and Financial Statements for the fiscal year ended on 12/31/2021, including consolidated statements and PWC's External Audit Report, published in the newspaper Valor Econômico (Rio de Janeiro), on pages E5 and E23 on 3/8/2022; **(iii)** the Notice to Shareholders dated of 3/4/2022, which includes the list of candidates for the Board of Directors; **(iv)** the Manual for Participation and Management's Proposal, released on 3/11/2022 and restated on 4/6/2022, which contained information regarding the Meetings, including: (a) information on the candidates for members of the Board of Directors, appointed by the Board of Directors through the Company's Nomination Committee's proposal, and information on the candidates for members of the Fiscal Council appointed by shareholders, pursuant to items 12.5 to 12.10 of Exhibit 24 to CVM Instruction 480, and their subsequent amendments; (b) the Comments of the Executive Officers, pursuant to item 10 of Exhibit 24 of CVM Instruction 480; (c) the Remuneration of the Officers, pursuant to item 13 of Exhibit 24 of CVM Instruction 480; and (d) the Bylaws' draft with the amendments in revision marks and the table detailing the origin and justification of the proposed amendments, as provided for in Article 11 of CVM Instruction 481; **(v)** the Fiscal Council, Audit Committee and the Board of Directors' Opinions on the Management Report and the Financial Statements for the year ended 12/31/2021; **(vi)** Opinions of the Board of Directors and the Fiscal Council on the allocation of results; **(vii)** Information on the allocation of results, required by Exhibit 9-1-II of CVM Instruction 481**; (viii)** the Fiscal Council´s opinions on the mergers; **(ix)** Filling and Justifications of Mergers; **(x)** Appraisal Reports of the companies to be merged, and information about Macso pursuant to Article 21 of CVM Instruction 481, including a copy of the work proposal; (xi) Information required by Art. 20-A of CVM Instruction 481; and **(xii)** Excerpts from the Minutes of Vale's Board of Directors' Meetings held on 9/16/2021, 2/24/2022, 3/04/2022 (including the Nomination Committee's Final Report) and 3/11/2022.

The shareholders present at the Meetings waived, by unanimous vote, the reading of these documents, as they are already public knowledge.

07 - RESOLUTIONS

7.1 To Approve, without restrictions or reservations, by majority, with favorable opinions from Vale´s Fiscal Council and Board of Directors, the Management's Report and the Financial Statements as well as the External Auditors PwC's Independent Auditor's opinion, regarding the fiscal year ended on December 31, 2021.

2.644.053.192 votes in favor, 21.376.054 votes against and 948.997.463 abstentions were counted (including the Federal Government´s abstention and those legally impeded);

7.2 To Approve, by majority, the Executive Officer's proposal for the allocation of net profits of the fiscal year ended on 12/31/2021, with favorable opinions from the Board of Directors and the Fiscal Council, pursuant to Exhibit I of this minute.

3.023.126.142 votes in favor, 1.079 votes against and 591.299.488 abstentions were counted (including the Federal Government´s abstention);

When the individual election process for the Board of Directors began, the Board projected, at the request of the shareholders present, the map containing the indication of both the votes sent through the remote voting ballot and the total votes transmitted to the Company by the depositary of the ADRs.

7.3 To elect the following as members of Vale's Board of Directors, all with a term of office until the Annual Shareholder's Meeting to be held in 2023:

(i) Mr. **JOSÉ LUCIANO DUARTE PENIDO**, Brazilian, married, mining engineer, bearer of the I.D. No. 63.439.017-X issued by the Department of Public Safety of the State of São Paulo (*Secretaria de Segurança Pública do Estado de São Paulo – SSP/SP*), enrolled in the CPF 091.760.806-25, with residential address at Rua Claudio Manoel no. 855, apartment 1901, in the City of Belo Horizonte, State of Minas Gerais.

A total of 2.555.426.280 votes in favor, 260.856.400 votes against and 798.144.029 abstentions were counted.

(ii) Mr. **FERNANDO JORGE BUSO GOMES**, Brazilian, married, banker, bearer of the I.D. No. 4960580-1 issued by IFP/RJ, enrolled in the CPF 370.624.177-34, with business address at Av. Paulista, No. 1450, 9th floor, in the City of São Paulo, State of São Paulo.

A total of 2.483.328.076 votes in favor, 276.630.584 votes against and 854.468.049 abstentions were counted.

(iii) Sr. **DANIEL ANDRÉ STIELER**, Brazilian, married, banker, bearer of the I.D. No. 2946719, issued by the SESPDS, enrolled in the CPF No. 391.145.110-53, with business address at Praia de Botafogo No. 501, 4th floor, in the City of Rio de Janeiro, State of Rio de Janeiro;

A total of 2.499.076.503 votes in favor, 243.480.919 votes against and 871.869.287 abstentions were counted.

(iv) Mr. **EDUARDO DE OLIVEIRA RODRIGUES FILHO**, Brazilian, married, engineer, bearer of the I.D. No. 03.144.859-0 issued by the Department of Civil Identification of Rio de Janeiro (*Diretoria de Identificação Civil/Rio de Janeiro* – DIC/RJ), enrolled in the CPF No. 442.810.487-15, with business address at Avenue Ataulfo de Paiva No. 482, room 301, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro;

A total of 2.510.194.849 votes in favor, 247.540.869 votes against and 856.690.991 abstentions were counted.

(v) Mr. **KEN YASUHARA**, Japanese, married, bachelor in economics, bearer of the RNE V668435-6, enrolled in the CPF 234.081.558-44, with business address at Praia do Flamengo No. 200, 14th floor, in the City of Rio de Janeiro, State of Rio de Janeiro.

A total of 2.510.195.378 votes in favor, 17.603.416 votes against and 1.086.627.915 abstentions were counted.

(vi) Mr. **MANUEL LINO SILVA DE SOUSA OLIVEIRA**, British, married, economist, bearer of the British passport No. 548309587, and enrolled in the CPF under no. 717.221.071-97, with residential address at Ridlands End, Ridlands Lane, Oxted, Surrey, RH80SS, United Kingdom.

A total of 2.558.993.479 votes in favor, 16.312.221 votes against and 1.039.121.009 abstentions were counted.

(vii) Mr. **MARCELO GASPARINO DA SILVA**, Brazilian, married, lawyer, bearer of the I.D. No. 10.188 issued by the Brazilian Bar Association/State of Santa Catarina (*Ordem dos Advogados do Brasil/Santa Catarina* – OAB/SC), enrolled in the CPF No. 807.383.469-34, with residential address at Rua Esteves Júnior No. 605, apartment 1411, in the City of Florianópolis, State of Santa Catarina.

A total of 2.365.789.213 votes in favor, 24.681.383 votes against and 1.223.956.113 abstentions were counted.

(viii) Mr. **MAURO GENTILE RODRIGUES DA CUNHA**, Brazilian, married, consultant, bearer of the I.D. No. 404.399 issued by the Ministry of the Navy, enrolled in the CPF No. 004.275.077-66, with residential address at Rua Pedro Avancine, No. 363, apartment 83E, in the City of São Paulo, State of São Paulo.

A total of 2.380.949.578 votes in favor, 34.587.491 votes against and 1.198.889.640 abstentions were counted.

(ix) Mr. **MURILO CESAR LEMOS DOS SANTOS PASSOS**, Brazilian, divorced, chemical engineer, bearer of the I.D. No. 53080291-0 issued by SSP/SP, enrolled in the CPF No. 269.050.007-87, with residential address at Rua Melo Morais Filho No. 264, in the City of São Paulo, State of São Paulo;

A total of 2.488.405.946 votes in favor, 109.665.663 votes against and 1.016.355.100 abstentions were counted.

(x) Mrs. **RACHEL DE OLIVEIRA MAIA**, Brazilian, single, accountant, bearer of the I.D. SSP/SP No. 20.091.578-2, enrolled in the CPF No. 143.363.438-45, with commercial address at Av. das Nações Unidas, No. 14.401, Torre Tarumã, room 1302, in the City of São Paulo, State of São Paulo.

A total of 3.057.617.499 votes in favor, 23.139.071 votes against and 533.671.139 abstentions were counted.

(xi) Mr. **ROBERTO DA CUNHA CASTELLO BRANCO**, Brazilian, married, economist, bearer of the I.D. No. 1895832 issued by IFP/RJ, enrolled in the CPF No. 031.389.097-87, with residential address at Av. Borges de Medeiros, No. 2385, apartment 302, in the City of Rio de Janeiro, State of Rio de Janeiro.

A total of 2.371.332.668 votes in favor, 46.556.083 votes against and 1.196.537.958 abstentions were counted.

(xii) Mr. **ROGER ALLAN DOWNEY**, Brazilian, married, administrator, bearer of the I.D. No. 13.169.366-5 issued by Instituto Félix Pacheco of Rio de Janeiro (IFP/RJ), enrolled in the CPF No. 623.291.626-34, with business address at Rua Jardim Botânico, No. 568, room 620, in the City of Rio de Janeiro, State of Rio de Janeiro;

A total of 2.581.014.238 votes in favor, 17.323.899 votes against and 1.016.088.572 abstentions were counted.

It is noted that there were no other candidates appointed to the Board of Directors other than those recommended by the Nomination Committee and the Board of Directors.

The board members hereby elected declare they are completely unimpeded, pursuant to Article 147 of Law No. 6,404/76, for the performance of their duties. The investiture of the candidates hereby elected is subject to the signing of the respective terms of investiture. In addition, based on the declarations previously made by the candidates, it was noted that the board members Mr. **José Luciano Duarte Penido**, **Roger Allan Downey**, **Manuel Lino Silva de Sousa Oliveira**, **Murilo Cesar Lemos dos Santos Passos**, **Roberto da Cunha Castello Branco**, **Mauro Gentile Rodrigues da Cunha**, **Rachel de Oliveira Maia** e **Marcelo Gasparino da Silva** meet the independence criteria, in accordance with the requirements of the Novo Mercado Listing Rules of B3 S.A. – Brasil, Bolsa, Balcão and Article 11, paragraph 4 of the Bylaws. Thus, the minimum composition of seven independent members in the Board of Directors provided for in Article 11, paragraph 3 of the Bylaws is fulfilled.

For the purposes set forth in Article 146, paragraph 2, of Law 6,404/76, the board member, Mr. **MANUEL LINO SILVA DE SOUSA OLIVEIRA** appointed and constituted as his attorneys-in-fact Mrs. Natalia Cibele Correia da Silva, Brazilian, single, lawyer, bearer of the I.D. No. 33.472.475-2, issued by SSP/SP and enrolled in the CPF/ME No. 316.825.008-29; Mr. Darcio Siqueira de Sousa, Brazilian, married, lawyer, bearer of the I.D. No. 26.630.255-5 issued by SSP/SP, enrolled in the CPF/ME No. 157.093.498-36; and Mrs. Maria Auxiliadora Lopes Martins, Brazilian, married, lawyer, bearer of the I.D. No. 9.022.257-X, issued by SSP/SP, enrolled in the CPF/ME No. 084.897.848-09, all residents and domiciled at Rua Líbero Badaró, No. 293, 21st floor, CEP 01009-907, São Paulo/SP, for the purposes set out in Article 146, paragraph 2, of Law No. 6.404/76;

The abstention of the Federal Government was registered in the voting process.

7.4 To Elect Mr. **JOSÉ LUCIANO DUARTE PENIDO** as Chairman of the Board of Directors.

A total of 2.798.107.405 votes in favor, 241.397.257 votes against and 574.922.047 abstentions were counted (including the Federal Government´s abstention).

7.5 To Elect Mr. **FERNANDO JORGE BUSO GOMES** as Vice-Chairman of the Board of Directors.

A total of 2.477.414.445 votes in favor, 259.328.565 votes against and 877.683.699 abstentions were counted (including the Federal Government´s abstention).

There were no other candidates nominated for the positions of Chairman and Vice-Chairman of the Board of Directors besides those recommended by the Nomination Committee and the Board of Directors of Vale.

At the end of the election, it was recorded by the Board that the election of the members of the Board of Directors, as well as the elections of the Chairman and Vice-Chairman of the Board of Directors were subject to a limited assurance report by EY Independent Auditors.

7.6 To Elect the following members of the Company's Fiscal Council, with a term of office until the Annual Shareholders' Meeting of 2022 is held.

7.6.1 according to the separate election process, Mr. **ESTEVES PEDRO COLNAGO JUNIOR**, Brazilian, married, economist, bearer of the I.D. issued by SSP/DF No. 1418316 and enrolled in the CPF No. 611.417.121-72, with business address at Esplanada dos Ministérios Bloco P – 6th floor, room 616, in the City of Brasília/ DF, and **ADRIANO PEREIRA DE PAULA**, Brazilian, married, economist, bearer of the I.D. issued by IFP/RJ No. 5556210-2 and enrolled in the CPF No. 743.481.327-04, with business address at Esplanada dos Ministérios Bloco P – Ed Anexo – Ala A – 1st floor, in the City of Brasília, Distrito Federal, as effective and alternate members, respectively, by the sole shareholder holding special-class preferred shares issued by the Company (Golden Shares), pursuant to Article 5, paragraph 4, of the By-Laws, being certain that the exercise of the positions is conditioned to the presentation of the Civil Chief of Staff approval.

By the beginning of the majority election process for the Fiscal Council, the Board projected, at the request of the shareholders present, the map containing the indication of both the votes sent through the remote voting ballot and the total votes transmitted to the Company by the ADR´s Depositary.

7.6.2 According to the majority election process, were elected:

(i) Mr. **MÁRCIO DE SOUZA**, Brazilian, married, banker, bearer of the I.D. issued by IFP/RJ No. 010824335934 and enrolled in the CPF No. 844.274.347-20, with business address at Praia de Botafogo No. 501, 4th floor , in the City of Rio de Janeiro, State of Rio de Janeiro; and Mr. **NELSON DE MENEZES FILHO**, Brazilian, married, engineer, bearer of the I.D. issued by SSP/SP No. 6.651.408-3 and enrolled in the CPF No. 756.878.878-49, with residential address at Rua Caio

Graco No. 800, apartment. 212, in the City of São Paulo, State of São Paulo, as effective and alternate members, respectively.

2.445.025.356 votes in favor, 75.686.428 votes against and 1.093.714.925 abstentions were counted.

(ii) Mr. **RAPHAEL MANHÃES MARTINS**, Brazilian, single, lawyer, bearer of the I.D. No. 147.187 issued by the Brazilian Bar Association/State of Rio de Janeiro (*Ordem dos Advogados do Brasil/Rio de Janeiro* – OAB/RJ), enrolled in the CPF No. 096.952.607-56, with business address at Avenida Epitácio Pessoa No. 1674, room 201/202, in the City of Rio de Janeiro/RJ; and Mrs. **ADRIANA DE ANDRADE SOLÉ**, Brazilian, married, engineer, bearer of the I.D. No. 777.552, enrolled in the CPF No. 378.627.316-20, with residential address at Rua São Domingos do Prata, No. 510, in the City of Belo Horizonte, State of Minas Gerais, as principal and alternate members, respectively

1.762.469.678 votes in favor, 733.571 votes against and 1.851.223.460 abstentions were counted.

(iii) Mrs. **HELOÍSA BELOTTI BEDICKS**, Brazilian, married, economist, bearer of the I.D, issued by SSP/SP No. 8394969 and enrolled in the CPF No. 048.601.198-43, with residential address at Alameda dos Anapurus No. 883, apartment 141, in the City of São Paulo/SP; and Mr. **RODRIGO DE MESQUITA PEREIRA**, Brazilian, married, lawyer, bearer of the I.D. No. 8.364.447-7 and enrolled in the CPF/ME No. 091.622.518-64, with residential address at Rua Marquês de Paranaguá No. 348 – 10th floor, in the City of São Paulo/SP, as principal and alternate members, respectively.

1.675.473.100 votes in favor, 735.267 votes against and 1.938.218.342 abstentions were counted.

(iv) Mr. **ROBERT JUENEMANN**, Brazilian, single, lawyer, bearer of the I.D. issued by OAB/RS No. 30.039 and enrolled in the CPF No. 427.077.100-06, with residential address at Rua André Puente No. 238, in the City of Porto Alegre/RS; and Mrs. **JANDARACI FERREIRA DE ARAUJO**, Brazilian, single, administrator, bearer of the I.D. issued by SSP/SP No. 39242458-7 and enrolled in the CPF No. 730.397.645-00, with residential address at Avenida da Invernada No. 432, apartment 93, in the City of São Paulo/SP, as principal and alternate members, respectively.

1.651.127.297 votes in favor, 85.528.614 votes against and 1.877.770.798 abstentions were counted.

The investiture of the candidates hereby elected to join the Fiscal Council is subject to the signing of the respective terms of investiture, as well as the submission of the declarations and other legally required documents, and, in the case of those elected in a separate vote, the exercise of the position is conditioned to the presentation of the Civil Chief of Staff approval.

The contrary written votes received by the Board have been annexed and are an integral part of this minute.

It is also recorded that they were computed: (a) 1.383.998.691 votes in favor to the candidates Mr. Gueitiro Matsuo Genso; and (b) 1.323.479.859 votes in favor to the candidates Mr. Marcelo Amaral Moraes and Marcus Vinicius Dias Severini; who were not elected.

At the end of the election, it was concluded by the Board that the election of the Chairman and Vice-Chairman of the Board of Directors, was the subject of a limited assurance report by EY Independent Auditors.

7.7 To Approve, by majority, the allocation of the overall global remuneration of Vale's management, members of the Advisory Committees and members of the Fiscal Council, for the fiscal year 2022, in the amount of up to BRL 261.144.411,01, as described in Exhibit IV of the Management's Proposal for this Meeting, to be individualized by Vale's Board of Directors, as well as the allocation of the monthly compensation of each acting member of the Fiscal Council in the amount corresponding to ten percent (10%) of the compensation that, on average, is allocated monthly to each Executive Officer, not counting benefits, representation funds and profit sharing. In addition to the compensation set forth above, the acting members of the Fiscal Council shall be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members shall only be reimbursed in the cases in which they exercise their title due to vacancy, impediment or absence of the respective principal member.

2.764.531.484 votes in favor, 14.798.159 votes against and 835.097.066 abstentions were counted (including the Federal Government´s abstention);

7.8 To approve, by majority, the ratification of the overall annual compensation paid to the officers and members of the Fiscal Council for 2021 in the total net amount of BRL 206.962.558,93;

2.977.003.815 votes in favor, 14.798.309 votes against and 622.624.585 abstentions were counted (including the Federal Government´s abstention);

7.9 To approve, by majority, the amendment of Article 5, caput, of Vale's Bylaws and Article 14, XVIII, of the Bylaws which shall henceforth be in force with the following wording:

*"**Art. 5º** - Vale's share capital consists of BRL 77.300.000.000,00 (seventy-seven billion and three hundred million reais), fully subscribed and paid-up, divided into 4,999,040,063 (four billion, nine hundred and ninety-nine million, forty thousand sixty-three) book-entry shares, being BRL 77.299.999.823,12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three reais and twelve cents), divided into 4.999.040.051 (four billion, nine hundred and ninety-nine million, forty-fifty-one) common shares and BRL 176,88 (one hundred and seventy-six reais and eighty-eight cents), divided into 12 (twelve) special class preferred shares, all without par value.*
(...)"

*"**Art. 14** - The Board of Directors shall be responsible:*
(...)
XVIII *to appoint and remove from office those responsible for the corporate governance secretariat and the board of the Company's Audit and Compliance Board, who shall be directly subordinate to the Board of Directors*
(...)"

3.420.018.538 votes in favor, 1.030 votes against and 574.346.389 abstentions were counted (including the Federal Government´s abstention).

7.10 <u>To approve</u>, by majority, pursuant to articles 224 and 225 of Law No. 6,404/76, the Filings and Justifications of Merger of New Steel Global S.À.R.L. ("NSG"), wholly owned subsidiary of Vale, of New Steel S.A. ("New Steel") and of Centro Tecnológico de Soluções Sustentáveis S.A. ("CTSS"), wholly owned subsidiary of NSG, into Vale ("Filings of Merger"), obeying the above, considering the merger interdependently, that is, the approval of each merger is conditional on the approval of the other.

3.459.591.750 votes in favor, 1.008 votes against and 534.773.199 abstentions were counted (including the Federal Government´s abstention).

7.11 To Approve, by majority, of ratification of the appointment of Macso Legate Independent Auditors ("Macso"), a specialized company established at Rua Bela Cintra, 1.200, 2nd floor, Cerqueira César, in the City of São Paulo/SP, under CNPJ/ME No. 23.037.018/0001-63 and registered with the Regional Board of Accounting of Rio de Janeiro (*Conselho Regional de Contabilidade do Estado do Rio de Janeiro* – CRC-RJ) under No. 2SP033482/O-3, hired to carry out the valuation of the shareholders' equity of NSG, New Steel and CTSS, for purposes of the merger.

3.417.750.926 votes in favor, 16.930 votes against and 576.598.101 abstentions were counted (including the Federal Government´s abstention).

7.12 To Approve, by majority, the Valuation Reports at book value of NSG, New Steel and CTSS prepared by Macso.

3.459.385.318 votes in favor, 1.110 votes against and 534.979.529 abstentions were counted (including the Federal Government´s abstention).

7.13 To Approve, by majority, the merger of NSG into Vale, without an increase in Vale's capital stock e its consequent transfer of all their respective assets to Vale. As a result of this merger, NSG will be dissolved and Vale shall universally succeed them in all their assets, rights and obligations, whether legal or conventional, pursuant to the current legislation, with New Steel becoming Vale's direct subsidiary.

3.459.676.739 votes in favor, 1.128 votes against and 534.688.090 abstentions were counted (including the Federal Government´s abstention).

7.14 To Approve, by majority, the merger of New Steel into Vale, without an increase in Vale's capital stock e its consequent transfer of all their respective assets to Vale. As a result of this merger, New Steel will be dissolved and Vale shall universally succeed them in all their assets, rights and obligations, whether legal or conventional, pursuant to the current legislation, with CTSS becoming Vale's direct subsidiary.

3.459.707.882 votes in favor, 1.228 votes against and 534.656.847 abstentions were counted (including the Federal Government´s abstention).

7.15 To Approve, by majority, the merger of CTSS into Vale, without an increase in Vale's capital stock e its consequent transfer of all their respective assets to Vale. As a result of this merger, CTSS will be dissolved and Vale shall universally succeed them in all their assets, rights and obligations, whether legal or conventional, pursuant to the current legislation.

3.457.478.663 votes in favor, 978 votes against and 536.886.316 abstentions were counted (including the Federal Government´s abstention).

08 – DRAWING UP AND PUBLICATION OF THE MINUTE:

The Shareholders who participated through the Zoom platform are considered subscribers to this minute and the Shareholders' Attendance book, and it is certain that their registration in minutes carried out by the Chairman and the Secretary of the Meetings, all in accordance with Article 21-V, paragraphs 1 and 2 of CVM Instruction 481. Pursuant to Article 9, paragraph 2 of the Bylaws, this minute is drawn up in the form of a summary of the resolutions taken and will be published with the omission of the signatures of the Shareholders in attendance.

09 – ADJOURNMENT:

There being no further business to discuss, the Chairman suspended the proceedings for the drawing up of this minute, which were signed by the Chairman and the Secretary of these Meetings, in accordance with Article 21-V, paragraphs 1 and 2 of CVM Instruction 481.

I certify that the minutes are a faithful copy of the original drawn up in the proper book.

Rio de Janeiro, April, 29, 2022.

Maria Isabel dos Santos Vieira
Secretary

Annex I - Proposal for Allocation of Income for the Fiscal Year Ended on December 31, 2021 - Pursuant to Annex 9-1-II of CVM Instruction No. 481/09

DESCRIPTION	DATA
1. Net Income for the fiscal year 2021	R$ 121,227,595,297.20
2. Overall amount and the value per share of dividends, including prepaid dividends and interest on the stockholders' equity already reported.	Overall amount of: R$ 61,682,950,000.00 The amount of R$ 12,6194845 per outstanding common share and per preferred share of special class.
3. Percentage of net income distributed for the fiscal year 2021.	51% of the net income.
4. Overall amount and value per share of dividends distributed based on income from previous fiscal years.	The Board approved at a meeting of the Board of Directors held on June 17, 2021 distribution of dividends in the amount of R$ 7,411,500,000.00, referring to reserves of profits contained in the balance sheet of December 31, 2020, paid on June 30, 2021 to the value per share of R$ 1.469265176.
5. Compensation for the fiscal year 2021, less advanced dividends and interest on the stockholder's equity already declared.	The Board of Directors approved on February 24, 2022 the distribution of compensation to shareholders on the form of dividends in the amount of R$ 17,848,950,000.00 equivalent to R$3.701840165/share based on the number of shares on January 31, 2022 and updated to R$3.719256588/share on March 8, 2002, as disclosed to the market. This proposal is consistent with Vale's Shareholder Compensation Policy and the approved amount will be paid on March 16, 2022. All shareholders holding shares issued by Vale at the close of business of B3 S.A. – Brasil, Bolsa, Balcão ("B3") on March 8, 2022 and all holders of American Depositary Receipts ("ADRs") issued by Vale at the close of business in New York Stock Exchange ("NYSE") on March 10, 2022 shall be entitled to such compensation. Thus, Vale's shares and ADRs will be traded ex-rights at B3 and NYSE as of March 9, 2022.
6. Statement of dividends or interest on equity based on profits calculated on half-yearly balance sheets or shorter periods.	The Board of Directors approved on (a) June 17, 2021, the distribution of dividends in the amount of R$3,634,000,000.00 declared on the basis of the balance sheet raised on March 31, 2021 and refer to the advance of the allocation of the income for the fiscal year 2021, paid on June 30, 2021 to the amount per share of R$ 0.720404889; and (b) September 16, 2021 the distribution of dividends in the total amount of R$40,200,000,000.00 declared based on the balance sheet raised on June 30, 2021 and referring to the advance of the 2021 income, paid on September 30, 2021 to the amount per share of R$ 8.197239442.

Annex I - Proposal for Allocation of Income for the Fiscal Year Ended on December 31, 2021 - Pursuant to Annex 9-1-II of CVM Instruction No. 481/09

7. Provide a comparative table indicating the following values per share of each type and class: a) net income for the year and for the 3 (three) previous years; b) dividends and interest on the stockholders' equity distributed in the 3 (three) previous years.	Fiscal year	2021	2020	2019	2018
	Net income per share	24.18	5.21	(1.30)	4.95
	Gross compensation per preferred and common share	-	4.262386983	-	1.480361544
	Net compensation per preferred and common share	-	3.623028936	-	1.258307312

8. Allocation of income to the statutory reserve	Details of how the legal reserve is calculated: For this reserve, it must be allocated 5% of the net income for the fiscal year up to the limit of 20% of the Capital Stock, pursuant to the provisions of article 193 of Law No. 6.404/1976 and article 39 of the Articles of Incorporation, which totals R$6,061,379,764.86. Such reserve may cease to be created in the year in which the balance of the statutory reserve, plus the amount of capital reserves addressed in §1 of article 182 of Law No. 6,404, exceeds 30% of the capital stock, which has not yet occurred.
9. Preferred shares entitled to fixed or minimum dividends	Pursuant to article 5, paragraph 5 of the Articles of Incorporation, the holder of special-class preferred shares will be entitled to receive dividends to be distributed, as calculated pursuant to Chapter VII of the Articles of Incorporation, in accordance with the following criteria: (a) priority in receiving the dividends corresponding to (i) a minimum of 3% (three percent) of the net equity value of the share, as calculated based on the financial statements drawn up, which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated over the part of the capital constituted by this class of share, whichever of the two is greater; (b) the right to share distributed profits, under equal conditions with the common shares, after being assured the latter a dividend equal to the minimum priority established in accordance with item "a" above. (c) the right to share any bonuses, under equal conditions with the common shares, observing the priority established for the distribution of dividends.
	Net income for the year is sufficient for full payment of fixed or minimum dividends.
	There is no unpaid cumulative installment.
	On December 31, 2021, the reference value for the minimum annual dividend of the special-class preferred shares, taking as a basis (a) 6% over the portion of the capital composed of such preferred shares, is R$ 10.61, which corresponds to R$ 0.884400000 per special-class preferred share; or (b) 3% of the net equity of the special-class preferred share, is R$ 14.31, which corresponds to R$ 1.192672570 per special-class preferred class, whichever is greater.

10. Mandatory minimum compensation	Pursuant to article 39 of the Articles of Incorporation, after the legal reserve has been formed, the allocation of the remaining portion of the net income determined at the end of each fiscal year (which will coincide with the calendar year) will, upon Management's proposal, be submitted to the resolution of the Shareholders' Meeting, being certain that the amount, paid or credited, as interest on the stockholders' equity (JCP), as provided in article 9, paragraph 7 of Law No. 9,249/1995 and the relevant legislation and regulation, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, such amount integrating the amount of dividends distributed by the company for all legal purposes. At least 25% of the annual net profits, adjusted according to the legislation, will be used to pay dividends.
	Adjusted net income for fiscal year 2021 was R$ 101,387,370,191.74, corresponding to net income for the fiscal year, R$ 121,227,595,297.20, less the allocation to the statutory reserve of R$ 6,061,379,764.86 and the allocation to the reserve for tax incentives of R$ 13,778,845,340.60. Thus, the minimum mandatory compensation of 25% of the adjusted net income totals up R$ 25,346,842,547.94, which corresponds to the total amount of R$ 5.237365453 per outstanding common share and per special-class preferred share issued by Vale on December 31, 2021. This amount was fully paid during the year 2021.
11. If the mandatory dividend is retained due to the company's financial situation, (a) inform the amount of the retention; (b) describe, in detail, the company's financial situation, also addressing aspects related to liquidity analysis, working capital and positive cash flows; (c) justify the retention of dividends.	Not applicable.
12. If there is allocation of income to the contingency reserve, (a) identify the amount allocated to that reserve; (b) identify the loss	Not applicable.

considered likely and its cause; (c) explain why the loss was considered likely; and (d) justify the creation of the reserve.	
13. If there is allocation of income to the unrealized retained earnings, (a) inform the amount allocated to the unrealized retained earnings; (b) inform the nature of the unrealized earnings that gave rise to the reserve.	Not applicable
14. If there is allocation of income to statutory reserves, (a) describe the statutory clauses establishing the reserve; (b) identify the amount allocated to the reserve; (c) describe how the amount was calculated.	Investment reserve Pursuant to article 40, item II, of the Articles of Incorporation, the amount not exceeding 50% of net income must be allocated to this reserve, distributable up to the maximum limit of the Company's capital stock, in order to ensure the maintenance and development of the Company's main activities, in order to meet the investment projects provided for in Vale's budget. In this regard, we propose that the total amount of R$42,616,191,940.54 be allocated to the statutory investment reserve, corresponding to 42.03% of the adjusted net income for fiscal year 2021. (*) Constitution of the tax incentive reserve is detailed in item 16.
15. Retained earnings stipulated in capital budget	Not applicable
16. Allocation of income to the tax incentive reserve	The Company has tax incentives for partial reduction of income tax generated by operations conducted in the north and northeast regions with iron ore, copper and nickel. The incentive is calculated based on the tax profit of the encouraged activity (exploration profit), and takes into account the allocation of operating profit at the levels of production encouraged during the periods defined as beneficiaries for each

	product, which are generally for 10 years. Most of the Company's incentives expire until 2024 and the last recognized tax incentive will expire in 2027. An amount equal to that obtained from the tax economy shall be appropriated in the profit reserve account, in shareholders' equity, and cannot be distributed as dividends to shareholders. In addition to these incentives, part of the income tax due may be reinvested in the acquisition of new machinery and equipment, subject to subsequent approval by the Amazon Development Superintendence ("SUDAM"). The reinvestment subsidy, which will expire in 2023, is recorded in a profit reserve account, with impediment to the distribution of dividends to shareholders. The Company is subject to review by local authorities of income tax for up to 10 years, depending on the jurisdiction in which it operates. Amount allocated to the tax incentive reserve: R$13,778,845,340.60 Vale is the beneficiary of a reduction in the income tax calculated on the exploration profit, granted by SUDAM in accordance with the following administrative acts: (a) Constitutive Reports No. 058/2015 and 108/2018 relating to the tax incentive granted to the extraction of iron ore in Pará, (b) Constitutive Report No. 074/2014 regarding the tax incentive granted to the extraction of Iron Nickel in the State of Pará, and (c) Constitutive Report No. 12/2018 relating to the tax incentive granted to the extraction of Copper Concentrate in the State of Pará. Vale also enjoys the reinvestment benefit that allows part of the income tax due to be reinvested in the acquisition of new equipment for operations located in the areas covered by SUDAM. As a condition for receiving the tax incentive, set out in article 523 of the current Income Tax Regulation (RIR), the amount of income tax that is not paid as a result of exemption and reduction cannot be distributed to shareholders, and must be registered in a reserve that can be used exclusively to increase capital stock or absorb losses. Based on article 195-A of Law 6,404, included in Law 11,638, we propose that the total amount of R$13,778,845,340.60 be added to this reserve, equivalent to the total income tax that Vale benefited from, arising from the following incentives in the SUDAM area: (a) R$12,830,039,903.37 as tax benefit to reduce income tax for the base year 2021, and (b) R$948,805,437.23 as a reinvestment tax benefit for the base year 2021. In addition, we propose that the amount of R$ 16,397,472.00 be allocated to this reserve of tax incentives, to be transferred from the investment reserve constituted in years prior to 2021, as a complement to the base year 2018, to meet the rules of the SUDAM tax incentive.